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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             AMENDMENT NO. 1 to
                               SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to
          Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                             AMENDMENT NO. 2 to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                  ----------------------------------------

                        The Petersen Companies, Inc.
                         (Name of Subject Company)

                           EMAP Acquisition Corp.
                                  EMAP plc
                                 (Bidders)
                            --------------------

              Class A Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)
                            --------------------
                                716335 10 4
                   (CUSIP Number of Class of Securities)
                            --------------------


                               Derek Walmsley
                           EMAP Acquisition Corp.
                                c/o EMAP plc
                              1 Lincoln Court
                                Lincoln Road
                            Peterborough PE1 2RF
                                  England
                               (01733) 568900

                               Derek Walmsley
                                  EMAP plc
                              1 Lincoln Court
                                Lincoln Road
                            Peterborough PE1 2RF
                                  England
                               (01733) 568900
        (Name, Address and Telephone Number of Persons Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                       ------------------------------

                                  Copy to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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                              January 4, 1999

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               This statement amends and supplements the combined Tender
Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, as amended by Amendment No. 1 thereto, originally filed with the Securities and Exchange Commission on December 16, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by EMAP plc, an English public limited company ("Parent"), and EMAP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares"), and all the outstanding shares of Class B Common Stock, par value $0.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of The Petersen Companies, Inc., a Delaware corporation (the "Company"), at $34 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

               Items 10(b) and 10(c) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

               On January 4, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

               Item 11 is hereby amended and supplemented by adding the following:

         (a)(9) Text of Press Release dated January 4, 1999, issued by Parent.

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                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 1999


                                   EMAP ACQUISITION CORP.,


                                   By: /s/ Christopher R. Innis
                                       ---------------------------
                                       Name:  Christopher R. Innis
                                       Title: President, Secretary
                                                and Treasurer


                                   EMAP PLC,


                                   By: /s/ Christopher R. Innis
                                       ---------------------------
                                       Name:  Christopher R. Innis
                                       Title: Director of Corporate
                                                Strategy


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                               EXHIBIT INDEX


Exhibit
Number                       Exhibit Name                          Page No.

*(a)(1)   Offer to Purchase.......................................
*(a)(2)   Letter of Transmittal...................................
*(a)(3)   Notice Of Guaranteed Delivery...........................
*(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and
           Other Nominees.........................................
*(a)(5)   Letter to Clients for use by Brokers, Dealers, Banks,
           Trust Companies and Other Nominees.....................
*(a)(6)   Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9..........................
*(a)(7)   Form of Summary Advertisement dated December 16, 1998...
*(a)(8)   Text of Press Release dated December 15, 1998,
           issued by Parent.......................................
 (a)(9)   Text of Press Release dated January 4, 1999, issued
          by Parent...............................................
*(b)(1)   Loan Agreement dated as of December 15, 1998, among
           Parent and the Lenders party thereto...................
*(b)(2)   Bridge Loan Agreement dated as of December 15, 1998,
           among Parent and the Lenders party thereto.............
*(c)(1)   Agreement and Plan of Merger dated as of
           December 15, 1998, among Parent, the Purchaser
           and the Company........................................
*(c)(2)   Stockholders' Agreement dated as of December 15, 1998,
           among Parent, the Purchaser and certain stockholders
           of the Company.........................................
(d)       None....................................................
(e)       Not applicable..........................................
(f)       None....................................................
*(24)     Power of Attorney from Parent to Christopher R. Innis,
           dated as of December 14, 1998, evidencing such
           person's authority to sign on behalf of Parent.........
--------------------
*Previously filed.


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                                                             EXHIBIT (a)(9)

                                                                   EMAP plc
                                                            London, England

Contact:          David Grigson, Finance Director           (0171) 278-1452


                                                      FOR IMMEDIATE RELEASE


                       EMAP plc Announces Expiration
               Of Hart-Scott-Rodino Antitrust Waiting Period
             And Approval by EMAP's Shareholders of Acquisition
                      of The Petersen Companies, Inc.

               London, England (January 4, 1999) - EMAP plc announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired on December 31, 1998 with respect to its tender offer for all outstanding shares of common stock of The Petersen Companies, Inc. (NYSE:
PTN) at $34 per share. EMAP's tender offer for The Petersen Companies, Inc. is currently scheduled to expire at 12:00 midnight, New York City time on Thursday, January 14, 1999, unless the offer is extended.

               In addition, at an Extraordinary General Meeting of EMAP held earlier today, the holders of EMAP's Ordinary Shares duly passed the resolution proposed in connection with the acquisition of The Petersen Companies, Inc. by EMAP and/or its wholly owned subsidiary EMAP Acquisition Corp.

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